Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Opportunity First

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2007-MTNDD095

Dated April 24, 2007)

CITIGROUP FUNDING INC.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Medium-Term Notes, Series D

4,941,000

Stock Market Upturn NotesSM

Based upon the

Nikkei 225 Stock AverageSM

Due August 8, 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

April 24, 2007

2	Stock Market Upturn Notessm

Stock Market Upturn NotesSM

Based Upon the Nikkei 225 Stock AverageSM

Due August 8, 2008

This offering summary represents a summary of the terms and conditions of the Stock Market Upturn Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this summary are defined in “Final Terms” on page 4.

Overview of the Stock Market Upturn Notes

The Stock Market Upturn NotesSM Based Upon the Nikkei 225 Stock AverageSM due August 8, 2008 (“the Notes”) are equity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 1.25 years. Some key characteristics of the Notes include:

O

Leveraged upside participation. The Notes offer investors a participation rate of three (3) times the upside growth potential of the Nikkei 225 Stock Average up to a maximum return on the Notes of 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis). Thus,

O

If the performance of Nikkei 225 Stock Average is positive — if the closing value of the index on the Valuation Date is greater than the closing value of the index on the Pricing Date (regardless of the value of the index at any other time during the term of the Notes) — then you will participate in three times such positive return subject to the maximum return on the Notes.

O

If the performance of the Nikkei 225 Stock Average is negative — if the closing value of the index on the Valuation Date is less than the closing value of the index on the Pricing Date (regardless of the value of the index at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

O

If the closing value of the index on the Valuation Date is equal to the closing value of the index on the Pricing Date (regardless of the value of the index at any other time during the term of the Notes), you will receive your initial investment in the Notes.

O

No principal protection. The Notes are not principal protected. If the performance of the Nikkei 225 Stock Average is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

O

No periodic income payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity. You will also not receive any dividend payments or other distributions, if any, on the stocks comprising the Nikkei 225 Stock Average. Instead, the return on the Notes, which is based on the performance of the Nikkei 225 Stock Average and could be positive, negative or zero, is paid at maturity.

Stock Market Upturn Notessm	3

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Notes is not guaranteed.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

O

Investors possessing a moderate growth view on the Nikkei 225 Stock Average who are looking for leveraged upside exposure to such index, subject to a maximum return, and who can withstand the risk of losing the principal amount of their investment.

O	Investors who seek to add a foreign-based equity index-linked investment to further diversify their portfolio.

O	Current or prospective holders of exchange-traded funds benchmarked to the Nikkei 225 Stock Average or similar index.

4	Stock Market Upturn Notessm

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Stock Market Upturn NotesSM Based Upon the Nikkei 225 Stock AverageSM
Guarantee:

Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest

Rating of the Issuer’s Obligations:

Aa1/AA (Moody’s/S&P) based upon the Citigroup guarantee; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest

Principal Protection:	None
Pricing Date:	April 24, 2007
Issue Date:	April 27, 2007
Valuation Date:	August 5, 2008
Maturity Date:	August 8, 2008
Underlying Index:	Nikkei 225 Stock Average
Issue Price:	$10.00 per Note
Coupon:	None
Payment at Maturity:

For each $10 Note, $10 plus:

(1) If the Index Return Percentage is positive, $10 * Index Return Percentage * 3 provided that the amount payable at maturity cannot exceed $12.70 per Note

(2) If the Index Return Percentage is zero, $0

(3) If the Index Return Percentage is negative, $10 * Index Return Percentage, which will be negative

Index Return Percentage:	The return on the Nikkei 225 Stock Average, expressed as a percentage, shall equal: Ending Value – Starting Value Starting Value
Starting Value:	17,451.77
Ending Value:	The closing value of the Underlying Index on the Valuation Date
Listing:	The Notes have been approved for listing on the American Stock Exchange under the symbol “SNQ.”
Calculation Agent:	Citigroup Global Markets Inc.
Agent’s Discount:	2.25%

Benefits of the Notes

O

Leveraged Growth Potential.    If the Ending Value of the Nikkei 225 Stock Average is higher than the Starting Value, you will participate in three times such appreciation, subject to a maximum return on the Notes of 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis).

O	Diversification. The Notes may provide a degree of diversification within the equity portion of an investor’s portfolio through exposure to the Underlying Index.

Stock Market Upturn Notessm	5

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering for a full description of risks.

O

Potential for Loss.    The amount you receive at maturity on the Notes will depend on the value of the Underlying Index on the Valuation Date. If the value of the Underlying Index on the Valuation Date is below the Starting Value, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the value of the Underlying Index exceeded the Starting Value at one or more times over the term of the Notes.

O

Appreciation Is Capped.    The maximum return on the Notes will be capped at 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis) even though you will be subject to the full risk of a decline in the value of the Underlying Index. If the Ending Value of the Underlying Index exceeds the Starting Value by an amount greater than the potential maximum return on the Notes, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Index and is not subject to a maximum return or an investment in the stocks comprising the Underlying Index. (See the examples under “What You Could Receive at Maturity—Hypothetical Examples” below).

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the Underlying Index.

O

Potential for a Lower Comparable Yield.    The Notes do not pay any periodic interest. As a result, if the Ending Value of the Underlying Index does not increase sufficiently from its Starting Value, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Foreign Securities Markets.    All of the underlying stocks that constitute the Nikkei 225 Stock Average are listed on a foreign stock exchange. Investments in securities that are indexed to the value of foreign equity securities involve certain risks. The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets. There is generally less publicly available information about foreign companies than about U.S. companies, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. Prices of the underlying stocks are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business. These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the

6	Stock Market Upturn Notessm

U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

O

Secondary Market May Not Be Liquid.    The Notes have been approved for listing on the American Stock Exchange under the symbol “SNQ,” but there is no assurance that a secondary market will develop or continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

O

Resale Value of the Notes May be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks comprising the Underlying Index, interest rates, the earnings performance of the issuers of the stocks comprising the Underlying Index, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks comprising the Underlying Index or other instruments, such as options, swaps or futures, based upon the Underlying Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O	Citigroup Credit Risk. The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the Notes and that hold the Notes as capital assets.

For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled capped variable forward contract on the value of the Underlying Index at maturity, under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. Thus a holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Upon the sale or other taxable disposition of a Note, a holder who is a U.S. person generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the holder has held the Notes for more than one year at the time of disposition. Under the above characterization, at maturity a holder who is a U.S. person will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the holder’s tax basis in the Notes at that time. Such gain or loss generally will be long-term gain or loss if the holder has held the Notes for more than one year at maturity.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the

Stock Market Upturn Notessm	7

Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

In the case of a holder of a Note that is not a U.S. person the payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

The Nikkei 225 Stock AverageSM

The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by Nihon Keizai Shimbun, Inc. (“NKS”) that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized underlying stocks trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. All 225 underlying stocks are listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

The Nikkei 225 Stock Average is a modified, price-weighted index (i.e., a component stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each component stock by the corresponding weighting factor for such component stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor, initially set in 1949 at 225, was 24.293 as of October 2, 2006 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant component stock, so that the share price of each component stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Stock Average are those reported by a primary market for the component stocks (currently the TSE). The level of the Nikkei 225 Stock Average is calculated once per minute during TSE trading hours.

The following graph illustrates the historical performance on the Nikkei 225 Stock Average based on the daily closing value thereof from January 4, 2002 through April 24, 2007. Past movements of the index are not necessarily indicative of future index values.

8	Stock Market Upturn Notessm

The closing value of the Nikkei 225 Stock Average on April 24, 2007 was 17,451.77. Monthly historical values for the Nikkei 225 Stock Average and additional information on the Nikkei 225 Stock Average, including its makeup, method of calculation and changes in its components, are included in the pricing supplement related to this offering under “Description of the Nikkei 225 Stock Average.”

License Agreement. NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Notes. The use of and reference to the Nikkei 225 Stock Average in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Stock Average.

The Nikkei 225 Stock Average is the exclusive property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average,” and “Nikkei 225” are the service marks of NKS and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The financial securities referred to herein are not sponsored, endorsed, or promoted by NKS, and NKS bears no liability with respect to any such financial securities. The pricing supplement contains a more detailed description of the limited relationship NKS has with Citigroup Global Markets Inc. and any related financial securities. No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any NKS trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting NKS to determine whether NKS’s permission is required. Under no circumstances may any person or entity claim any affiliation with NKS without the prior written permission of NKS.

Stock Market Upturn Notessm	9

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Values of the Nikkei 225 Stock Average. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the Nikkei 225 Stock Average on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $10.00 per Note

O	Maximum Return: 28%

O	Starting Value: 17178.00

O	Annualized dividend yield of the stocks underlying the Nikkei 225 Stock Average: 1.03%

O	Maturity: 1.25 years

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and maximum return.

Ending Value	Index Return Percentage(1)	Total Return on the Underlying Index(2)	Return on the Notes(3)	Return Amount on Notes(4)	Maturity Payment per Note
0	-100.00%	-98.71%	-100.00%	-$10.00	$0.00
8589	-50.00%	-48.71%	-50.00%	-$5.00	$5.00
12884	-25.00%	-23.71%	-25.00%	-$2.50	$7.50
13313	-22.50%	-21.21%	-22.50%	-$2.25	$7.75
13742	-20.00%	-18.71%	-20.00%	-$2.00	$8.00
14172	-17.50%	-16.21%	-17.50%	-$1.75	$8.25
14601	-15.00%	-13.71%	-15.00%	-$1.50	$8.50
15031	-12.50%	-11.21%	-12.50%	-$1.25	$8.75
15460	-10.00%	-8.71%	-10.00%	-$1.00	$9.00
15890	-7.50%	-6.21%	-7.50%	-$0.75	$9.25
16319	-5.00%	-3.71%	-5.00%	-$0.50	$9.50
16749	-2.50%	-1.21%	-2.50%	-$0.25	$9.75
17178	0.00%	1.29%	0.00%	$0.00	$10.00
17607	2.50%	3.79%	7.50%	$0.75	$10.75
18037	5.00%	6.29%	15.00%	$1.50	$11.50
18466	7.50%	8.79%	22.50%	$2.25	$12.25
18896	10.00%	11.29%	28.00%	$2.80	$12.80
19325	12.50%	13.79%	28.00%	$2.80	$12.80
19755	15.00%	16.29%	28.00%	$2.80	$12.80
20184	17.50%	18.79%	28.00%	$2.80	$12.80
20614	20.00%	21.29%	28.00%	$2.80	$12.80
21043	22.50%	23.79%	28.00%	$2.80	$12.80
21473	25.00%	26.29%	28.00%	$2.80	$12.80
21902	27.50%	28.79%	28.00%	$2.80	$12.80
22331	30.00%	31.29%	28.00%	$2.80	$12.80
22761	32.50%	33.79%	28.00%	$2.80	$12.80
23190	35.00%	36.29%	28.00%	$2.80	$12.80
(1)	(Ending Value – Starting Value) / Starting Value
(2)	Assumes dividend yield on the Underlying Index is compounded annually and not re-invested
(3)	The percentage return for the entire term of the Notes capped by the hypothetical 28% Maximum Return
(4)	The dollar return for the entire term of the Notes capped by the hypothetical 28% Maximum Return

10	Stock Market Upturn Notessm

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If no closing value of the Underlying Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. In addition, if the Underlying Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Underlying Index prior to any such discontinuance. You should refer to the sections “Description of the Notes—How Will the Amount Payable at Maturity Be Calculated?” and “—Discontinuance of the Nikkei 225 Stock Average” in the pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

Stock Market Upturn Notessm	11

NOTES

Stock Market Upturn NotesSM is a service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.